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K **Kiara Tomirotti**
to Liezyl, Liezyl, me ▾

⬯ Tue, May 13, 12:56 PM   ☆   ↩   ⋮

Hey Liezyl,

I hope all is well! Excited for all that's to come this Summer with Sweatpals & Strength In the City!

As you know, RMBR has been a labor of love from the very beginning. From selling kombucha out of the back of a car to now being on track to hit $1M in revenue - it's been a wild, rewarding ride. And truly, this is just the beginning.

After a lot of reflection, we've decided to open up the next chapter of RMBR through a crowdfunding campaign on Wefunder. We're raising $500K - not just for capital, but to give those who've supported us from day one a chance to truly be part of the journey.

To set ourselves up for success, we've brought on a crowdfunding strategist who's helped raise over $10M for CPG brands. We're building serious momentum, but early support is key. The more traction we have before launch, the stronger our campaign will be when we go live.

That's why we wanted to reach out now, before making anything public. If RMBR has ever felt like something you'd want to be part of, this is a meaningful chance to own a piece of it and grow alongside us.

No pressure at all - it just felt rig█████████this with the people who've believed in us since the start.

Take a look at our deck when you have a moment. I'd love to hear your thoughts.

Warmly,

Kiara